Filed pursuant to Rule 424(b)(3)
File No. 333-264029

Flowstone Opportunity FUND

Supplement dated September 19, 2022, to the

Prospectus dated July 29, 2022 (the “Prospectus”)

1.	All references in the Prospectus to Foreside Financial Services, LLC shall be replaced with UMB Distribution Services, LLC.

2.	All references in the Prospectus to the Distribution Agreement shall mean the distribution agreement effective as of August 29, 2022 between FlowStone Opportunity Fund (the “Fund”) and UMB Distribution Services, LLC (the “Distributor”).

3.	The disclosure under the section “Distributor” on page 38 of the Prospectus is hereby deleted in its entirety and replaced with the following:

UMB Distribution Services, LLC (the “Distributor”), whose principal business address is 235 West Galena Street, Milwaukee, WI 53122, acts as Distributor to the Fund on a best-efforts basis, subject to various conditions, pursuant to a Distribution Agreement (the “Distribution Agreement”) between the Fund and the Distributor.

Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. The Adviser and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into sub-distribution agreements with the Distributor) from time to time in connection with the sale of Shares and/or the services provided to Shareholders. These payments will be made out of the Adviser’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares over other investment options.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distributor does not receive compensation from the Fund for its distribution services, but may receive compensation for its distribution services from the Adviser.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor, its officers, or employees in cases of their willful misconduct, bad faith, reckless disregard or gross negligence in the performance of their duties.

Please retain this Supplement for future reference.